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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50322

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/17 (MM/DD/YY) AND ENDING 05/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BKD Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

910 E. St. Louis Street, Suite 200
(No. and Street)

Springfield (City) MO (State) 65806 (Zip Code)

SEC Mail Processing
JUL 30 2018
Washington, DC

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Giordano 303-837-3562, x20634
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Postlethwaite & Netterville and Associates, LLC
(Name – *if individual, state last, first, middle name*)

8550 United Plaza Boulevard, Suite 1001 (Address) Baton Rouge (City) LA (State) 70809 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED
2018 JUL 30 PM 3:18
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony M. Giordano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BKD Corporate Finance, LLC, as of May 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

JOHNNY M MARES JR.
Notary Public
State of Colorado
Notary ID 20154011473
My Commission Expires Mar 20, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BKD CORPORATE FINANCE, L.L.C.
STATEMENT OF FINANCIAL CONDITION
May 31, 2018

ASSETS

Cash and cash equivalents	$ 1,294,929
Accounts receivable and unbilled fees, less valuation allowance of $2,978,934	79,847
Prepaid expenses	1,721
TOTAL ASSETS	$ 1,376,497

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$ 335,039
Due to sole member	510,152
TOTAL LIABILITIES	845,191
Member's equity	531,306
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,376,497

The accompanying notes are an integral part of the financial statement.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BKD Corporate Finance, L.L.C. (the Company), a Missouri limited liability company, provides a limited range of investment banking services related to mergers, acquisitions, divestitures, private debt and equity placements and IPO advisory engagements. The Company is registered with the Securities and Exchange Commission ("SEC") under the *Securities Exchange Act of 1934* and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company will dissolve on July 15, 2024, unless an election is made to continue operations. The Company's fiscal year ends on May 31. Significant accounting policies followed by the Company are presented below.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

ACCOUNTS RECEIVABLE

Accounts receivable are uncollateralized customer obligations which generally require payment within 45 days from the invoice date. Interest is charged on balances that are not paid within 45 days from the invoice date. Accounts receivable are stated at the invoice amount and represent billings from consulting engagements with commission based and hourly contracts. Payments of accounts receivable are applied to the specific invoices identified on the customer's remittance advice or, if unspecified, to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected. The allowance for doubtful accounts is based on management's assessment of the collectibility of specific customer accounts, the aging of the accounts receivable, historical collection information and existing economic conditions. If there is a deterioration of a major customer's credit worthiness or actual defaults are higher than the historical experience, management's estimates of recoverability of amounts due the Company could be adversely affected. All accounts or portions thereof deemed to be uncollectible are written off to the allowance for doubtful accounts.

Accounts receivable also includes unbilled fees which will not be billed unless a buyer is found. The unbilled fees are entirely offset by a valuation allowance, as collectibility of unbilled fees is not certain.

INCOME TAXES

Since the Company is a limited liability company, it is not subject to federal, state and local income taxes and, accordingly, no provision for income taxes is required. The sole member includes net income or loss in its income tax returns.

NOTE 2: RELATED-PARTY TRANSACTIONS

The Company has an agreement with its sole member in which the member pays substantially all of the expenses of the Company. These expenses are settled monthly between the member and the Company. The balance of the liability to the sole member was $510,152 at May 31, 2018.

NOTE 3: EMPLOYEE BENEFIT PLAN

Employees of the Company may participate in the defined contribution profit sharing plan sponsored by BKD, LLP (the sole member) provided the employee meets minimum service requirements. The Company makes contributions to the plan equal to a predetermined percentage of the employees' salaries.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At May 31, 2018, the Company had net capital of $424,139, which is in excess of the $56,346 requirement under Rule 15c3-1, and a net capital ratio of 1.99 to 1. Accordingly, management believes the Company to be in compliance with these requirements at May 31, 2018.

NOTE 5: CONCENTRATIONS

The Company maintains most of its cash at a commercial bank located in Springfield, Missouri. Balances on deposit are insured by the Federal Deposit Insurance Corporation (FDIC) up to specified limits. Deposit balances in excess of FDIC limits are uninsured. Total cash held by the bank in excess of FDIC limits was $1,044,929 as of May 31, 2018.

The Company receives a commission for the majority of its sales. One hundred percent of the Company's accounts receivable is owed from ten customers at May 31, 2018.

BKD CORPORATE FINANCE, L.L.C.
NOTES TO FINANCIAL STATEMENTS
May 31, 2018

NOTE 6: SUBSEQUENT EVENTS

Management evaluated subsequent events through July 26, 2018, the date the financial statements were available to be issued. Events or transactions occurring after May 31, 2018, but prior to July 26, 2018 that provide additional evidence about conditions that existed at May 31, 2018, have been recognized in the financial statements for the year ended May 31, 2018.

P&N
Postlethwaite & Netterville

8550 United Plaza Blvd., Ste. 1001 – Baton Rouge, LA 70809
225-922-4600 Phone – 225-922-4611 Fax –

Postlethwaite & Netterville and Associates, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Governing Board of
BKD Corporate Finance, LLC
Springfield, Missouri

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) BKD Corporate Finance, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which BKD Corporate Finance, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) BKD Corporate Finance, LLC stated that BKD Corporate Finance, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BKD Corporate Finance, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BKD Corporate Finance, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Postlethwaite & Netterville

Baton Rouge, Louisiana
July 26, 2018

BKD
Corporate Finance, LLC

910 E. St. Louis Street // P.O. Box 2025 // Springf· 'd, MO 6! 31-2025
417.869.8588 // 800.6 · .1704 // fax 417.866.5617 // bkdcorporatefinance.com

July 26, 2018

SEC Headquarters
100 F Street, NE
Washington, DC 20549

SEC Chicago Regional Office
175 W. Jackson Boulevard, Suite 900
Chicago, IL 60604

Financial Industry Regulatory Authority
FINRA
55 West Monroe Street, Suite 2700
Chicago, IL 60603-5052

RE: EXEMPTION REPORT pursuant to SEC Rule 17a-5(d)(4}

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- BKD Corporate Finance, LLC is a broker/dealer registered with the SEC and FINRA.

- BKD Corporate Finance, LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of June 1, 2017 through May 31, 2018.

- BKD Corporate Finance, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:

    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to designated as "Special Account for the Exclusive Benefit of Customers of BKD Corporate Finance, LLC.

- BKD Corporate Finance, LLC has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of June 1, 2017 through May 31, 2018, without exception.

The above statements are true and correct to the best of my and the Firm's knowledge.

Sincerely,

Anthony M. Giordano

Anthony M. Giordano
President

BKD CORPORATE FINANCE, L.L.C.
Springfield, Missouri

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
May 31, 2018

SEC ID 8-50322

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

TABLE OF CONTENTS

P&N
Postlethwaite & Netterville

8550 United Plaza Blvd., Ste. 1001 – Baton Rouge, LA 70809
225-922-4600 Phone – 225-922-4611 Fax – pncpa.com

Postlethwaite & Netterville and Associates, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Governing Board of
BKD Corporate Finance, LLC
Springfield, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BKD Corporate Finance, LLC (the Company) as of May 31, 2018 and the related notes (collectively referred to as the financial statement.) In our opinion, this financial statement presents fairly, in all material respects, the financial position of BKD Corporate Finance, LLC as of May 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BKD Corporate Finance, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

P&N
Postlethwaite & Netterville

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Postlethwaite & Netterville

We have served as BKD Corporate Finance, LLC's auditor since 2016.

Baton Rouge, Louisiana
July 26, 2018